

May 5, 2015

Via E-mail
Mr. Gregory M. Swalwell
Chief Financial Officer
Kronos Worldwide, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

> **Re: Kronos Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 1-31763**

Dear Mr. Swalwell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 19

1. We note that your effective tax rate has had significant variability between all of the periods presented. Please expand the analysis to provide investors with additional insight into the other material factors impacting your effective tax rate. In this regard, it is unclear how the increased earnings in 2014 as compared to 2013 affected your effective tax rates for these two periods. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 1 –Summary of Significant Accounting Policies, page F-10
Net sales, page F-13

2. You indicate throughout the filing that along with your distributors you provide technical services for your products. Furthermore, your website provides additional descriptions to the types of technical services provided for each of the core principal applications of your TiO2 products including coatings, plastics, paper and paper laminates and weathering. As such and with reference to ASC 605-25-25, please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements.

Note 10 – Income Taxes, page F-20

3. Please tell us what the line items, non-U.S. tax rates and incremental net tax (benefit) on earnings and losses on non-U.S. companies, include.

Note 15 – Commitments and Contingencies, page F-36

4. We note your disclosure regarding litigation matters. Specifically, we note your statement, "we currently believe the disposition of all claims and disputes, individually and in the aggregate, should not have a material adverse effect on our consolidated financial condition, results of operation or liquidity." Please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50 for guidance.

5. Please tell us how you determined that the California amended class action complaint and the Minnesota complaint, individually and in the aggregate, are not probable of having a material adverse impact to your consolidated financial statements in light of the settlement agreement with the class plaintiffs in Maryland. As part of your response, please tell us if you have engaged in any settlement discussion for the remaining complaints and how these discussions are reflected in your assessment of the associated loss contingencies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief